GuideStone Funds

2401 Cedar Springs Road

Dallas, TX 75201-1498

July 31, 2013

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Jeffrey W. Long

    Re: GuideStone Funds

    GuideStone Funds Sarbanes-Oxley 2012 Annual Report Review

Ladies and Gentlemen:

In connection with the filing of our responses to the Securities and Exchange Commission’s (“Commission”) comments from its Sarbanes-Oxley 2012 Annual Report review, GuideStone Funds (“Registrant”) acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey P. Billinger
Jeffrey P. Billinger
Vice President and Treasurer

GuideStone SEC Review

06/27/2013

SEC Comment	Response

Comment #1

Annual Report

Real Estate Securities Fund (page 179)

On the graph showing the hypothetical $10,000 investment, the Dow Jones U.S. Select Real Estate Securities Index is shown. In the text under the graph the Dow Jones Wilshire Real Estate Securities Index is referenced.

This was an oversight, and the correct fund benchmark (Dow Jones U.S. Select Real Estate Securities Index) will be referenced in the hypothetical $10,000 graph and in the text under the graph for future filings.
Comment #2 Annual Report Statement of Assets and Liabilities According to Regulation S-X, Article 604-12, payables to directors and trustees need to be shown separately.	On page 40 of the Statement of Additional Information dated May 1, 2013, it states that “All Trustees serve without compensation except for reimbursement of expenses in attending meetings.”

Comment #3

Annual Report

Medium-Duration Bond Fund (page 103)

There are five Lehman Escrow Bonds. All are listed at 0.00% interest rate with various par values and maturity dates. However, all the bonds are listed with a zero value except one which is valued at $596,375. Explain the difference in values.

Per the pricing policy, GuideStone is receiving a price from IDC for one of the bonds. The others are fair valued by the fund’s Valuation Committee. These values are in line with those of the sub-adviser and the custodian, Northern Trust.

Comment #4

Annual Report

Low-Duration Bond Fund and Medium-Duration Bond Fund (pages 88 and 109)

Investments are listed for Federal National Mortgage Association REMIC and Federal Home Loan Mortgage Corporation REMIC with negative interest rates. Please provide more information.

Each holding is an interest only (“IO”) collateralized mortgage obligation, meaning the interest payments are stripped away from the original security, and it does not have any principal/par value attached. This makes an IO investor incredibly sensitive to prepayment risk. This security trades at a negative yield because it is modeled to a high level of prepayments, given the low interest rate environment. High prepayments decrease the amount of interest earned over the lifetime.

SEC Comment	Response
Comment #5 Annual Report General Comment Any funds that hold preferred securities need to provide interest rates on the Schedule of Investments.	GuideStone will incorporate this disclosure.

Comment #6

Annual Report

Credit Default Swaps

Credit Default Swaps using indexes need to disclose more information about the referenced security. For example, in the Medium-Duration Bond Fund (page 115), the Dow Jones CDX needs additional information about the referenced security included here or in a footnote.

Going forward, GuideStone will present the definition of the underlying index for Swaps.

Comment #7

Annual Report

Fair Value Hierarchies

According to the Chief Accounting Office, if securities from a category are in more than one level, you must show break out detail as shown in the Schedule of Investments. For example, in the International Equity Fund (page 222), Foreign Common Stock is listed in Level 1, Level 2 and Level 3. Since the Schedule of Investments is listed by country, the country break out should be listed here as well. Level 2 might be all Japanese stock.

GuideStone will consider this disclosure beginning with the September 30, 2013 NQ.
Comment #8 Annual Report Financial Highlights Defensive Market Strategies (page 232) The Portfolio Turnover rate increased from 120% to 304% in one year. Material changes should be explained.

On page 27 of the Statement of Additional Information dated May 1, 2013, it states that “During the 2012 fiscal year, the Defensive Market Strategies Fund experienced higher turnover as a result of the Long-Short Equity strategy within the Fund.”

On page 85 of the Prospectus dated April 28, 2012, it states that “The Fund expects to have a high portfolio turnover rate due to short-term trading.” The fund had not yet had a full year of performance. The inception date of the Defensive Market Strategies Fund was September 1, 2011.

SEC Comment	Response

Comment #9

Annual Report

Financial Highlights

Defensive Market Strategies Fund and International Equity Fund (pages 232 & 234)

In Footnote 4 on both pages, the last sentence reads “The ratio excludes the effect of dividend expense on securities sold short.” Nothing can be excluded in the calculation. The calculation could be changed, and the footnote read “ratio includes the effect of securities sold short of $X.”

The last sentence in Footnote 1 (on page 232 and page 234) discloses the effect of dividend expense on securities sold short. Going forward, we will conform our Footnote 4 presentation to include the effect of dividend expense on securities sold short in in the Expenses Net ratio.

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